

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 29, 2006

Mr. Randy C. Martin
Chief Financial Officer, Spartech Corporation
120 S. Central Ave, Suite 1700
Clayton, MO 63105

Re: **Spartech Corproation**
Form 10-K for the fiscal year ended October 29, 2005
Form 10-Q for the quarter ended January 28, 2006
File No. 1-5911

Dear Mr. Martin:

We have reviewed your response to our letter dated June 13, 2006 and have the following comments. We ask that you respond by July 14, 2006.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 5 – Fixed Asset Charge, page 40

1. We note your response to our prior comment five and agree that it would be inappropriate to record the adjustment in your beginning retained earnings. We also note your analysis wherein you assess the materiality on prior periods. However, considering that APB 20 requires that corrections be recorded retroactively and the amount of the adjustment appears to be material to FY 2005, it remains unclear to us how you and your auditors came to the conclusion that the FY 2005 financial statements are fairly presented in accordance with U.S. GAAP.

   Considering the requirements of APB 20 and the magnitude of the adjustment in 2005, please provide us with a more comprehensive analysis of why you and your auditors believe that your FY 2005 financial statements are presented in accordance with U.S. GAAP.

Note 17 – Segment Information, page 50

2. We note your response to our prior comment six and appreciate the additional information. We note your reference to "components" in your response. In order to help us more clearly understand how you developed your reportable segments, please provide us with the actual reports (on a year to date basis for each period presented) which are reviewed by your chief operating decision maker. Such reports should be actual, and provided at the lowest level of detail as provided to the CODM. We may have further comment.

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or to the undersigned at (202) 551-3689.

                                        Sincerely,

                                        John Hartz
                                        Senior Assistant Chief Accountant